Portfolio Information

As of December 31, 2008

Ten Largest Equity Holdings	Percent of Long-Term Investments
Ralcorp Holdings, Inc.	0.4%
Myriad Genetics, Inc.	0.4
Alexion Pharmaceuticals, Inc.	0.4
Waste Connections, Inc.	0.3
Realty Income Corp.	0.3
Piedmont Natural Gas Co.	0.3
OSI Pharmaceuticals, Inc.	0.3
Comstock Resources, Inc.	0.3
Westar Energy, Inc.	0.3
ITC Holdings Corp.	0.3

Sector Representation	Percent of Long-Term Investments
Financial Services	24%
Health Care	15
Consumer Discretionary	15
Technology	13
Materials & Processing	9
Producer Durables	7
Utilities	6
Auto & Transportation	4
Other Energy	4
Consumer Staples	3

For Series compliance purposes, the Series' sector classifications refer to any one or more of the sector sub-classifications used by one or more widely recognized market indexes, and/or as defined by Series management. This definition may not apply for purposes of this report, which may combine sector sub-classifications for reporting ease.

Derivative Instruments

The Series may invest in various derivative instruments, including futures and other instruments specified in the Notes to Financials Statements, which constitute forms of economic leverage. Such instruments are used to obtain exposure to a market without owning or taking physical custody of securities or to hedge market and/or interest rate risks. Such derivative instruments involve risks, including the imperfect correlation between the value of a derivative instrument and the underlying asset, possible default of the other party to the transaction and illiquidity of the derivative instrument. The Series' ability to successfully use a derivative instrument depends on the Advisor's ability to accurately predict pertinent market movements, which cannot be assured. The use of derivative instruments may result in losses greater than if they had not been used, may require the Series to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Series can realize on an investment or may cause the Series to hold a security that it might otherwise sell. The Series' investments in these instruments are discussed in detail in the Notes to Financial Statements.

Summary Schedule of Investments December 31, 2008

Master Small Cap Index Series
(Percentages shown are based on Net Assets)

This summary schedule of investments is presented to help investors focus on the Series' principal holdings. It includes the Series' 50 largest holdings, each investment of any issuer that exceeds 1% of the Series' net assets and affiliated issues. "Other Securities" represent all issues not required to be disclosed under the rules adopted by the Securities and Exchange Commission. A complete schedule of investments is available without charge, upon request, by calling (800) 441-7762 or on the Securities and Exchange Commission's website at http://www.sec.gov.

Industry	Common Stocks	Shares	Value	Percent
Advertising Agencies	Other Securities		$ 856,963	0.3%
Aerospace	Curtiss-Wright Corp.	18,468	616,647	0.2
	Moog, Inc. Class A (a)	17,613	644,107	0.2
	Teledyne Technologies, Inc. (a)	14,634	651,945	0.2
	Other Securities		1,779,852	0.5
			3,692,551	1.1
Agriculture, Fishing & Ranching	Other Securities		337,315	0.1
Air Transport	Other Securities		3,890,238	1.1
Aluminum	Other Securities		139,624	0.0
Auto Parts: After Market	Other Securities		309,186	0.1
Auto Parts: Original Equipment	Other Securities		613,863	0.2
Auto, Trucks & Parts	Other Securities		358,447	0.1
Banks: New York City	Other Securities		424,612	0.1
Banks: Non U.S. Banks	Other Securities		162,268	0.0
Banks: Outside New York City	FirstMerit Corp.	34,000	700,060	0.2
	UMB Financial Corp.	13,052	641,375	0.2
	Westamerica Bancorp.	12,183	623,160	0.2
	Other Securities		23,510,673	6.8
			25,475,268	7.4
Beverage: Brewers (Wineries)	Other Securities		99,400	0.0
Beverage: Soft Drinks	Other Securities		584,603	0.2
Biotechnology Research & Production	Alexion Pharmaceuticals, Inc. (a)(i)	32,160	1,163,870	0.3
	Myriad Genetics, Inc. (a)	18,700	1,239,062	0.4
	OSI Pharmaceuticals, Inc. (a)	24,000	937,200	0.3
	Other Securities		9,012,788	2.6
			12,352,920	3.6
Building Materials	Other Securities		1,934,147	0.6
Building: Cement	Other Securities		54,432	0.0
Building: Heating & Plumbing	Other Securities		262,502	0.1
Building: Miscellaneous	Other Securities		546,544	0.2
Building: Roofing & Wallboard	Other Securities		277,804	0.1
Cable Television Services	Other Securities		404,521	0.1
Casinos & Gambling	Other Securities		1,704,403	0.5
Chemicals	Other Securities		4,513,774	1.3
Coal	Other Securities		357,362	0.1
Commercial Information Services	Other Securities		373,719	0.1
Communications & Media	Other Securities		98,592	0.0
Communications Technology	Other Securities		8,596,701	2.5
Computer Services Software & Systems	Parametric Technology Corp. (a)	48,360	611,754	0.2
	Sybase, Inc. (a)	33,300	824,841	0.2
	Other Securities		16,156,112	4.7
			17,592,707	5.1

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Computer Technology	Other Securities		$ 3,179,823	0.9%
Construction	EMCOR Group, Inc. (a)	28,472	638,627	0.2
	Granite Construction, Inc.	13,871	609,353	0.2
	Other Securities		670,714	0.2
			1,918,694	0.6
Consumer Electronics	Other Securities		1,877,777	0.5
Consumer Products	Other Securities		1,698,048	0.5
Containers & Packaging: Metals & Glass	Other Securities		731,896	0.2
Containers & Packaging: Paper & Plastic	Other Securities		205,110	0.1
Cosmetics	Other Securities		674,318	0.2
Diversified Financial Services	Other Securities		2,378,073	0.7
Diversified Materials & Processing	Clarcor, Inc.	20,810	690,476	0.2
	Other Securities		2,610,215	0.8
			3,300,691	1.0
Drug & Grocery Store Chains	Other Securities		2,284,787	0.7
Drugs & Pharmaceuticals	Onyx Pharmaceuticals, Inc. (a)	23,320	796,611	0.2
	Valeant Pharmaceuticals International (a)(b)	26,700	611,430	0.2
	Other Securities		8,065,321	2.3
			9,473,362	2.7
Education Services	Other Securities		1,595,653	0.5
Electrical & Electronics	Other Securities		1,215,231	0.4
Electrical Equipment & Components	Other Securities		3,238,471	0.9
Electrical: Household Appliance	Other Securities		185,658	0.1
Electronics	Other Securities		1,524,301	0.4
Electronics: Instruments, Gauges & Meters	Other Securities		234,638	0.1
Electronics: Medical Systems	Haemonetics Corp. (a)	10,772	608,618	0.2
	Other Securities		3,307,858	0.9
			3,916,476	1.1
Electronics: Other	Other Securities		45,087	0.0
Electronics: Semi-Conductors/Components	Other Securities		4,795,470	1.4
Electronics: Technology	Other Securities		1,836,291	0.5
Energy Equipment	Other Securities		140,775	0.0
Energy Miscellaneous	Other Securities		2,332,626	0.7
Engineering & Contracting Services	Other Securities		1,254,649	0.4
Entertainment	Other Securities		549,114	0.2
Finance Companies	Other Securities		444,171	0.1
Finance: Small Loan	Other Securities		315,523	0.1
Financial Data Processing Services & Systems	Jack Henry & Associates, Inc.	31,300	607,533	0.2
	Other Securities		1,957,471	0.5
			2,565,004	0.7

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Financial Information Services	Other Securities		$ 855,442	0.2%
Financial Miscellaneous	Other Securities		2,391,320	0.7
Foods	Flowers Foods, Inc.	32,476	791,115	0.2
	Ralcorp Holdings, Inc. (a)	23,595	1,377,948	0.4
	Other Securities		4,215,668	1.3
			6,384,731	1.9
Forest Products	Other Securities		453,034	0.1
Forms & Bulk Printing Services	Other Securities		269,046	0.1
Funeral Parlors & Cemeteries	Other Securities		103,917	0.0
Glass	Other Securities		127,428	0.0
Gold	Other Securities		899,599	0.3
Health Care Facilities	Psychiatric Solutions, Inc. (a)	23,300	648,905	0.2
	Other Securities		1,128,158	0.3
			1,777,063	0.5
Health Care Management Services	AMERIGROUP Corp. (a)	22,500	664,200	0.2
	Other Securities		3,825,787	1.1
			4,489,987	1.3
Health Care Services	Other Securities		2,667,230	0.8
Homebuilding	Other Securities		683,878	0.2
Hotel/Motel	Other Securities		201,988	0.1
Household Furnishings	Other Securities		731,947	0.2
Identification Control & Filter Devices	Other Securities		2,301,398	0.7
Industrial Products	Other Securities		158,244	0.0
Insurance: Life	Other Securities		1,347,609	0.4
Insurance: Multi-Line	Montpelier Re Holdings Ltd.	39,100	656,489	0.2
	Platinum Underwriters Holdings Ltd.	20,600	743,248	0.2
	Other Securities		2,389,968	0.7
			3,789,705	1.1
Insurance: Property-Casualty	Aspen Insurance Holdings Ltd.	35,800	868,150	0.3
	ProAssurance Corp. (a)	13,523	713,744	0.2
	Validus Holdings Ltd.	26,600	695,856	0.2
	Other Securities		6,375,254	1.8
			8,653,004	2.5
Investment Management Companies	Other Securities		1,561,805	0.5
Jewelry, Watches & Gemstones	Other Securities		404,314	0.1
Lead & Zinc	Other Securities		71,440	0.0
Leisure Time	Other Securities		1,256,235	0.4
Machine Tools	Other Securities		71,385	0.0
Machinery & Engineering	Other Securities		330,911	0.0
Machinery: Agricultural	Other Securities		243,225	0.1
Machinery: Construction & Handling	Other Securities		331,680	0.1
Machinery: Engines	Other Securities		456,024	0.1
Machinery: Industrial/Specialty	Other Securities		2,620,302	0.8
Machinery: Oil Well Equipment & Services	Other Securities		2,576,349	0.7

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Machinery: Specialty	Other Securities		$ 261,283	0.1%
Manufactured Housing	Other Securities		174,021	0.1
Manufacturing	Other Securities		264,841	0.1
Medical & Dental Instruments & Supplies	Immucor, Inc. (a)	29,343	779,937	0.2
	Owens & Minor, Inc.	17,298	651,270	0.2
	Thoratec Corp. (a)	22,847	742,299	0.2
	Other Securities		9,194,626	2.7
			11,368,132	3.3
Medical Services	Magellan Health Services, Inc. (a)	17,000	665,720	0.2
	Other Securities		941,711	0.3
			1,607,431	0.5
Metal Fabricating	Other Securities		3,120,324	0.9
Metals & Minerals Miscellaneous	Compass Minerals International, Inc. (i)	13,600	797,776	0.2
	Other Securities		1,031,148	0.3
			1,828,924	0.5
Miscellaneous Business & Consumer Discretionary	Other Securities		332,279	0.1
Miscellaneous Consumer Staples	Other Securities		10,656	0.0
Miscellaneous Health Care	Other Securities		100,740	0.0
Miscellaneous Materials & Commodities	Other Securities		538,603	0.2
Miscellaneous Materials & Processing	Other Securities		442,568	0.1
Miscellaneous Producer Durables	Other Securities		170,762	0.1
Miscellaneous Technology	Other Securities		241,175	0.1
Multi-Sector Companies	Other Securities		1,054,867	0.3
Office Furniture & Business Equipment	Other Securities		1,004,673	0.3
Oil: Crude Producers	Comstock Resources, Inc. (a)	19,057	900,443	0.3
	Other Securities		5,345,917	1.5
			6,246,360	1.8
Oil: Integrated Domestic	Other Securities		315,744	0.1
Oil: Integrated International	Other Securities		186,744	0.1
Paints & Coatings	Other Securities		462,706	0.1
Paper	Other Securities		1,364,303	0.4
Plastics	Other Securities		79,214	0.0
Pollution Control & Environmental Services	Other Securities		925,709	0.3
Power Transmission Equipment	Other Securities		509,253	0.2
Printing & Copying Services	Other Securities		565,976	0.2
Production Technology Equipment	Other Securities		3,092,187	0.9
Publishing: Miscellaneous	Other Securities		375,185	0.1
Publishing: Newspapers	Other Securities		234,468	0.1
Radio & TV Broadcasters	Other Securities		532,673	0.2
Railroad Equipment	Westinghouse Air Brake Technologies Corp.	20,339	808,475	0.2
	Other Securities		177,801	0.1
			986,276	0.3

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Railroads	Other Securities		$ 392,688	0.1%
Real Estate	Other Securities		854,938	0.3
Real Estate Investment Trusts (REITs)	Anthracite Capital, Inc. (b)(c)	24,500	54,635	0.0
	Highwoods Properties, Inc.	26,700	730,512	0.2
	Realty Income Corp. (b)	42,500	983,875	0.3
	Senior Housing Properties Trust	47,914	858,619	0.2
	Washington Real Estate Investment Trust	22,065	624,440	0.2
	Other Securities		15,026,977	4.4
			18,279,058	5.3
Recreational Vehicles & Boats	Other Securities		491,782	0.1
Rental & Leasing Services: Commercial	Other Securities		453,023	0.1
Rental & Leasing Services: Consumer	Other Securities		1,311,045	0.4
Restaurants	Wendy's	165,652	818,321	0.3
	Other Securities		3,563,503	1.0
			4,381,824	1.3
Retail	Other Securities		8,696,576	2.5
Savings & Loan	First Niagara Financial Group, Inc.	49,853	806,123	0.2
	Other Securities		4,008,991	1.2
			4,815,114	1.4
Securities Brokerage & Services	Knight Capital Group, Inc. Class A (a)	39,500	637,925	0.2
	Other Securities		1,226,496	0.3
			1,864,421	0.5
Services: Commercial	Waste Connections, Inc. (a)	33,427	1,055,290	0.3
	Watson Wyatt Worldwide, Inc.	17,915	856,695	0.2
	Other Securities		9,958,418	2.9
			11,870,403	3.4
Shipping	Other Securities		1,926,274	0.5
Shoes	Other Securities		2,168,556	0.6
Steel	Other Securities		151,254	0.0
Sugar	Other Securities		74,568	0.0
Telecommunications Equipment	Other Securities		2,124,104	0.6
Textile Products	Other Securities		156,603	0.0
Textiles Apparel Manufacturers	Other Securities		2,101,467	0.6
Tires & Rubber	Other Securities		268,694	0.1
Tobacco	Other Securities		856,228	0.2
Toys	Marvel Entertainment, Inc. (a)	20,500	630,375	0.2
	Other Securities		289,125	0.1
			919,500	0.3
Transportation Miscellaneous	Other Securities		850,543	0.2
Truckers	Other Securities		2,307,856	0.7
Utilities: Electrical	ITC Holdings Corp.	20,600	899,808	0.3
	Westar Energy, Inc.	43,900	900,389	0.3
	Other Securities		6,076,930	1.7
			7,877,127	2.3

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Utilities: Gas Distributors	New Jersey Resources Corp.	17,661	$ 694,960	0.2%
	Nicor, Inc.	18,900	656,586	0.2
	Piedmont Natural Gas Co.	30,600	969,102	0.3
	WGL Holdings, Inc.	20,700	676,683	0.2
	Other Securities		1,937,330	0.5
			4,934,661	1.4
Utilities: Telecommunications	Other Securities		3,249,984	0.9
Utilities: Water	Other Securities		1,073,422	0.3
Wholesalers	Other Securities		781,901	0.2
	Total Common Stocks		311,768,114	90.4
	Investment Companies			
	BlackRock Kelso Capital Corp. (c)	4,400	43,384	0.0
	Other Securities		412,452	0.1
	Total Investment Companies		455,836	0.1
	Warrants (d)			
Communications Technology	Other Securities		0	0.0
Energy Miscellaneous	GreenHunter Energy, Inc. (expires 8/27/11) (b)(e)	180	0	0.0
	Total Warrants		0	0.0
	Other Interests (f)			
Oil: Crude Producers	Other Securities		0	0.0
	Total Other Interests		0	0.0
	Total Long-Term Investments (Cost — $404,884,567)		312,223,950	90.5
	Short-Term Securities	**Beneficial Interest (000)**		
	BlackRock Liquidity Series, LLC Cash Sweep Series, 1.64% (c)(g)	$33,515	33,514,609	9.7
	BlackRock Liquidity Series, LLC Money Market Series, 0.80% (c)(g)(h)	24,644	24,644,202	7.2
	Total Short-Term Securities (Cost — $58,158,811)		58,158,811	16.9
Total Investments (Cost — $463,043,378*)			370,382,761	107.4
Liabilities in Excess of Other Assets			(25,662,641)	(7.4)
Net Assets			$344,720,120	100.0%

* The cost and unrealized appreciation (depreciation) of investments as of December 31, 2008, as computed for federal income tax purposes, were as follows:

Aggregate cost	$ 484,047,076
Gross unrealized appreciation	$ 35,373,591
Gross unrealized depreciation	(149,037,906)
Net unrealized depreciation	$(113,664,315)

(a) Non-income producing security.

(b) Security, or a portion of security, is on loan.

See Notes to Financial Statements.

Summary Schedule of Investments (concluded)

(c) Investments in companies considered to be an affiliate of the Series, for purposes of Section 2(a)(3) of the Investment Company Act of 1940, were as follows:

Affiliate	Purchase Cost	Sale Cost	Realized Loss	Income
Anthracite Capital, Inc.	$ 62,886	$ 166,460	$(68,727)	$ 24,910
BlackRock Kelso Capital Corp.	$ 18,400	$ 6,168	$ (524)	$ 5,848
BlackRock Liquidity Series, LLC Cash Sweep Series	$287,816*	–	–	$ 580,110
BlackRock Liquidity Series, LLC Money Market Series	–	$59,164,615**	–	$1,200,163

* Represents net purchase cost.

** Represents net sale cost.

(d) Warrants entitle the Series to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date.

(e) Restricted security as to resale, representing 0.0% of net assets, were as follows:

Issue	Acquisition Date	Cost	Value
GreenHunter Energy, Inc.	6/27/08	$ –	$ –

(f) Other interests represent beneficial interest in liquidation trusts and other reorganization entities and are non-income producing.

(g) Represents the current yield as of report date.

(h) Security was purchased with the cash proceeds from securities loans.

(i) All or a portion of the security has been pledged as collateral in connection with open financial futures contracts.

• For Series compliance purposes, the Series' industry classifications refer to any one or more of the industry sub-classifications used by one or more widely recognized market indexes or ratings group indexes, and/or as defined by Series management. This definition may not apply for purposes of this report, which may combine industry sub-classifications for reporting ease. Industries are shown as a percent of net assets. These industry classifications are unaudited.

• Other securities represent issues that are not identified as the 50 largest holdings of the Series and issues not exceeding 1% of net assets. Some securities, or a portion of, in this category are either held as collateral in connection with open financial futures contracts or are out on loan.

• Financial futures contracts purchased as of December 31, 2008 were as follows:

Contracts	Issue	Expiration Date	Face Value	Unrealized Appreciation
683	Russell 2000 Index	March 2009	$31,631,628	$2,374,942

• Effective January 1, 2008, the Series adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," clarifies the definition of fair value, establishes a framework for measuring fair values and requires additional disclosures about the use of fair value measurements. Various inputs are used in determining the fair value of investments, which are as follows:

  • Level 1 — price quotations in active markets/exchanges for identical securities

  • Level 2 — other observable inputs (including, but not limited to: quoted prices for similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or other market-corroborated inputs)

  • Level 3 — unobservable inputs based on the best information available in the circumstance, to the extent observable inputs are not available (including the Series' own assumption used in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For information about the Series' policy regarding valuation of investments and other significant accounting policies, please refer to Note 1 of the Notes to Financial Statements.

The following table summarizes the inputs used as of December 31, 2008 in determining the fair valuation of the Series' investments:

Valuation Inputs	Investments in Securities Assets	Other Financial Instruments* Assets
Level 1	$312,223,950	$2,374,942
Level 2	58,158,811	–
Level 3	–	–
Total	$370,382,761	$2,374,942

* Other financial instruments are futures.

See Notes to Financial Statements.

Statement of Assets and Liabilities

December 31, 2008

Assets

Investments at value — unaffiliated (including securities loaned of $23,975,661) (cost — $404,606,765)	$ 312,125,931
Investments at value — affiliated (cost — $58,436,613)	58,256,830
Cash	1,156,226
Margin variation receivable — affiliated	972,195
Dividends receivable	494,666
Investments sold receivable	255,872
Securities lending income receivable — affiliated	185,400
Prepaid expenses	13,361
Other assets	5,208
Investment advisor receivable	1,235
Total assets	373,466,924

Liabilities

Collateral at value — securities loaned	24,644,202
Investments purchased payable	3,424,491
Withdrawals payable from investors	615,391
Other accrued expenses payable	60,633
Other affiliates payable	1,998
Officer's and Directors' fees payable	89
Total liabilities	28,746,804
Net Assets	$ 344,720,120

Net Assets Consist of

Investors' capital	$ 435,005,795
Net unrealized appreciation/depreciation	(90,285,675)
Net Assets	$ 344,720,120

See Notes to Financial Statements.

Statement of Operations

Year Ended December 31, 2008

Investment Income

Dividends	$	6,083,383
Foreign taxes withheld		(2,011)
Income — affiliated		611,275
Securities lending — affiliated		1,200,163
Total income		7,892,810

Expenses

Custodian	134,965
Accounting services	96,677
Professional	64,069
Investment advisory	47,115
Officer and Directors	22,623
Printing	1,393
Other	12,324
Total expenses	379,166
Less fees waived by advisor	(26,007)
Less fees paid indirectly	(2,122)
Total expenses after fees waived and paid indirectly	351,037
Net investment income	7,541,773

Realized and Unrealized Gain (Loss)

Net realized gain (loss) from:	
Investments — unaffiliated	2,219,093
Investments — affiliated	(69,251)
In-kind redemption	(22,495,309)
Futures	(8,083,531)
	(28,428,998)
Net change in unrealized appreciation/depreciation on:	
Investments	(155,061,624)
Futures	1,905,337
	(153,156,287)
Total realized and unrealized loss	(181,585,285)
Net Decrease in Net Assets Resulting from Operations	$ (174,043,512)

See Notes to Financial Statements.

Statements of Changes in Net Assets

Master Small Cap Index Series

	Year Ended December 31,	
Increase (Decrease) in Net Assets:	**2008**	**2007**
Operations		
Net investment income	$ 7,541,773	$ 10,909,414
Net realized gain (loss)	(28,428,998)	21,031,968
Net change in unrealized appreciation/depreciation	(153,156,287)	(45,314,859)
Net decrease in net assets resulting from operations	(174,043,512)	(13,373,477)
Capital Transactions		
Proceeds from contributions	277,100,847	443,692,332
Fair value of withdrawals	(388,731,499)	(361,297,148)
Net increase (decrease) in net assets derived from capital transactions	(111,630,652)	82,395,184
Net Assets		
Total increase (decrease) in net assets	(285,674,164)	69,021,707
Beginning of year	630,394,284	561,372,577
End of year	$ 344,720,120	$ 630,394,284

Financial Highlights

Master Small Cap Index Series

	Year Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Total Investment Return					
Total investment return	(33.57)%	(1.46)%	18.13%	4.63%	18.15%
Ratios to Average Net Assets					
Total expenses after waiver and fees paid indirectly	0.07%	0.06%	0.07%	0.07%	0.08%
Total expenses after waiver and before fees paid indirectly	0.07%	0.06%	0.07%	0.07%	0.08%
Total expenses	0.08%	0.06%	0.07%	0.08%	0.08%
Net investment income	1.60%	1.69%	1.55%	1.17%	1.11%
Supplemental Data					
Net assets, end of year (000)	$344,720	$630,394	$561,373	$370,145	$365,661
Portfolio turnover	42%	26%	40%	37%	38%

See Notes to Financial Statements.

Notes to Financial Statements

1. Organization and Significant Accounting Policies:

Master Small Cap Index Series (the "Series"), a non-diversified management investment company, is part of Quantitative Master Series LLC (the "Master LLC"). The Master LLC is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and is organized as a Delaware limited liability company. The Limited Liability Company Agreement permits the Board of Directors (the "Board") to issue non-transferable interests in the Master LLC, subject to certain limitations. The Series' financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates. Actual results may differ from these estimates.

The following is a summary of significant accounting policies followed by the Series:

Valuation of Investments: Equity investments traded on a recognized securities exchange or the NASDAQ Global Market System are valued at the last reported sale price that day or the NASDAQ official closing price, if applicable. For equity investments traded on more than one exchange, the last reported sale price on the exchange where the stock is primarily traded is used. Equity investments traded on a recognized exchange for which there were no sales on that day are valued at the last available bid price. If no bid price is available, the prior day's price will be used, unless it is determined that such prior day's price no longer reflects the fair value of the security. Financial futures contracts traded on exchanges are valued at their last sale price. Short-term securities with maturities less than 60 days are valued at amortized cost, which approximates fair value. Investments in open-end investment companies are valued at net asset value each business day. The Series values its investments in Cash Sweep Series and Money Market Series, each of the BlackRock Liquidity Series, LLC, at fair value, which is ordinarily based upon their pro-rata ownership in the net assets of the underlying fund.

In the event that application of these methods of valuation results in a price for an investment which is deemed not to be representative of the market value of such investment, the investment will be valued by a method approved by the Board as reflecting fair value ("Fair Value Assets"). When determining the price for Fair Value Assets, the investment advisor and/or sub-advisor seeks to determine the price that the Series might reasonably expect to receive from the current sale of that asset in an arm's-length transaction. Fair value determinations shall be based upon all available factors that the investment advisor and/or sub-advisor deems relevant. The pricing of all Fair Value Assets is subsequently reported to the Board or a committee thereof.

Derivative Financial Instruments: The Series may engage in various portfolio investment strategies both to increase the return of the Series and to hedge, or protect, its exposure to interest rate movements and movements in the securities markets. Losses may arise if the value of the contract decreases due to an unfavorable change in the price of the underlying security, or if the counterparty does not perform under the contract.

- Financial futures contracts — The Series may purchase or sell financial futures contracts and options on financial futures contracts for investment purposes or to manage its interest rate risk. Futures are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Pursuant to the contract, the Series agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as margin variation and are recognized by the Series as unrealized gains or losses. When the contract is closed, the Series records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The use of futures transactions involves the risk of an imperfect correlation in the movements in the price of futures contracts, interest rates and the underlying assets, and the possible inability of counterparties to meet the terms of their contracts.

Segregation and Collateralization: In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that the Series segregate assets in connection with certain investments (e.g., financial futures contracts), the Series will, consistent with certain interpretive letters issued by the SEC, designate on its books and records cash or other liquid securities having a market value at least equal to the amount that would otherwise be required to be physically segregated. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, the Series may also be required to deliver or deposit securities as collateral for certain investments (e.g., financial futures contracts).

Investment Transactions and Investment Income: Investment transactions are recorded on the dates the transactions are entered into (the trade dates). Realized gains and losses on security transactions are determined on the identified cost basis. Dividend income is recorded on the ex-dividend dates. Dividends from foreign securities where the ex-dividend date may have passed are subsequently recorded when the Series has determined the ex-dividend date. Upon notification from issuers, some of the dividend income received from a real estate investment trust may be redesignated as a reduction of cost of the related investment and/or realized gain. Interest income is recognized on the accrual basis.

Securities Lending: The Series may lend securities to financial institutions that provide cash or securities issued or guaranteed by the US government as collateral, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The market value of the loaned securities is determined at the close of business of the Series and any additional required collateral is

Notes to Financial Statements (continued)

delivered to the Series on the next business day. The Series typically receives the income on the loaned securities but does not receive the income on the collateral. Where the Series receives cash collateral, it may invest such collateral and retain the amount earned on such investment, net of any amount rebated to the borrower. The Series may receive a flat fee for its loans. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions. The Series may pay reasonable lending agent, administrative and custodial fees in connection with its loans. In the event that the borrower defaults on its obligation to return borrowed securities because of insolvency or for any other reason, the Series could experience delays and costs in gaining access to the collateral. The Series also could suffer a loss where the value of the invested collateral falls below the market value of the borrowed securities either in the event of borrower default or in the event of losses on investments made with cash collateral. For the year ended December 31, 2008, the Series received only cash collateral for any securities loaned.

Income Taxes: The Series is classified as a "pass-through entity" for federal income tax purposes. As such, each investor in the Series is treated as owner of its proportionate shares of the net assets, income, expenses and realized and unrealized gains and losses of the Series. Therefore, no federal income tax provision is required.

It is intended that the Master LLC's assets will be managed so an investor in the Master LLC can satisfy the requirements of Subchapter M of the Internal Revenue Code. The Series is disregarded as an entity from its owner for tax purposes, therefore it is not required to file tax returns. Under the applicable foreign tax laws, a withholding tax may be imposed on interest, dividend and capital gains at various rates.

The Series files US federal and various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Series' US federal tax returns remains open for the years ended December 31, 2005 through December 31, 2007. The statutes of limitations on the Series' state and local tax returns may remain open for an additional year depending upon the jurisdiction.

Recent Accounting Pronouncement: In March 2008, Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161"), was issued and is effective for fiscal years beginning after November 15, 2008. FAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why an entity uses derivatives, how derivatives are accounted for, and how derivative instruments affect an entity's results of operations and financial position. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The impact of the Fund's financial statement disclosures, if any, is currently being assessed.

Other: Expenses directly related to the Series are charged to that Series. Other operating expenses shared by several funds are pro-rated among those funds on the basis of relative net assets or other appropriate methods.

2. Investment Advisory Agreement and Other Transactions with Affiliates:

The Master LLC, on behalf of the Series, has entered into an Investment Advisory Agreement with BlackRock Advisors, LLC (the "Advisor"), an indirect, wholly owned subsidiary of BlackRock, Inc., to provide investment advisory and administration services. Merrill Lynch & Co., Inc. ("Merrill Lynch") and The PNC Financial Services Group, Inc. are the largest stockholders of BlackRock, Inc. As of December 31, 2008, Merrill Lynch and PNC are affiliates of BlackRock, Inc.

The Advisor is responsible for the management of the Series' investments and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Series. For such services, the Series pays the Advisor a monthly fee at an annual rate of 0.01% of the average daily net assets of the Series.

The Advisor has entered into a contractual arrangement with the Master LLC with respect to the Series under which the Advisor will waive its fees or reimburse expenses so that the total operating expenses incurred by the Series will not exceed 0.08% of the Series' average daily net assets. This arrangement has a one-year term and is renewable. This amount is shown on the Statement of Operations as fees waived by advisor.

The Advisor has entered into a separate sub-advisory agreement with BlackRock Investment Management, LLC ("BIM"), an affiliate of the Advisor, under which the Advisor pays BIM for services it provides, a monthly fee that is a percentage of the investment advisory fee paid by the Series to the Advisor.

For the year ended December 31, 2008, the Series reimbursed the Advisor $8,365 for certain accounting services, which is included in accounting services in the Statement of Operations.

The Master LLC, on behalf of the Series, has received an exemptive order from the SEC permitting it to lend portfolio securities to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch, or its affiliates. As of the report date, the Series lent securities with a value of $1,175,816 to MLPF&S or its affiliates. Pursuant to that order, the Master LLC has retained BIM as the securities lending agent for a fee based on a share of the returns on investment of cash collateral. BIM may, on behalf of the Master LLC and the Series, invest cash collateral received by the Series for such loans, among other things, in a private investment company managed by the Advisor or in registered money market funds advised by the Advisor or its affiliates. The share of income earned by the Series on such investments is shown as securities lending — affiliated on the Statement of Operations. For the year ended December 31, 2008, BIM received $298,692 in securities lending agent fees.

The Series may earn income on positive cash balances in demand deposit accounts. For the year ended December 31, 2008, the Series earned $407, which is included in income — affiliated in the Statement of Operations.

Pursuant to the terms of the custody agreement, custodian fees may be reduced by amounts calculated on uninvested cash balances, which are shown on the Statement of Operations as fees paid indirectly.

Certain officers and/or directors of the Master LLC are officers and/or directors of BlackRock, Inc. or its affiliates. The Series reimburses the Advisor for its allocated share of compensation paid to the Master LLC's Chief Compliance Officer.

3. Investments:

Purchases and sales of investments, excluding short-term securities, for the year ended December 31, 2008 were $191,017,169 and $303,329,787, respectively.

4. Short-Term Borrowings:

The Master LLC, on behalf of the Series, along with certain other funds managed by the Manager and its affiliates, is a party to a $500,000,000 credit agreement with a group of lenders, which expired November 2008 and was subsequently renewed until November 2009. The Series may borrow under the credit agreement to fund shareholder redemptions and for other lawful purposes other than for leverage. The Series may borrow up to the maximum amount allowable under the Series' current Prospectus and Statement of Additional Information, subject to various other legal, regulatory or contractual limits. The Series paid its pro rata share of a 0.02% upfront fee on the aggregate commitment amount based on its net assets as of October 31, 2008. The Series pays a commitment fee of 0.08% per annum based on the Series' pro rata share of the unused portion of the credit agreement, which is included in miscellaneous in the Statement of Operations. Amounts borrowed under the credit agreement bear interest at a rate equal to the higher of the (a) federal funds effective rate and (b) reserve adjusted one month LIBOR, plus, in each case, the higher of (i) 1.50% and (ii) 50% of the CDX Index (as defined in the credit agreement) in effect from time to time. The Series did not borrow under the credit agreement during the year ended December 31, 2008.

5. Market and Credit Risk:

In the normal course of business, the Series invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (credit risk). The value of securities held by the Series may decline in response to certain events, including those directly involving the companies whose securities are owned by the Series; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to credit risk, the Series may be exposed to counterparty risk, or the risk that an entity with which the Series has unsettled or open transactions may default. Financial assets, which potentially expose the Series to credit and counterparty risks, consist principally of investments and cash due from counterparties. The extent of the Series' exposure to credit and counterparty risks with respect to these financial assets is approximated by their value recorded in the Series' Statement of Assets and Liabilities.

The Series invests a significant portion of its assets in the financial services industry. Please see the Summary Schedule of Investments for these securities. Changes in economic conditions affecting the financial services industry would have a greater impact on the Series, and could affect the value, income and/or liquidity of positions in such securities.

6. Subsequent Event:

On January 1, 2009, Bank of America Corporation announced that it had completed its acquisition of Merrill Lynch, one of the largest stockholders of BlackRock, Inc.

Report of Independent Registered Public Accounting Firm

To the Investors and Board of Directors of
Quantitative Master Series LLC:

We have audited the accompanying statement of assets and liabilities, including the summary schedule of investments, of Master Small Cap Index Series, one of the portfolios constituting Quantitative Master Series LLC (the "Master LLC") as of December 31, 2008, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Master LLC's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Master LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Master LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Master Small Cap Index Series of Quantitative Master Series LLC as of December 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Princeton, New Jersey
February 25, 2009

Officers and Directors

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served as a Director[2]	Principal Occupation(s) During Past Five Years	Number of BlackRock-Advised Funds and Portfolios Overseen	Public Directorships
Non-Interested Directors[1]					
Ronald W. Forbes 40 East 52nd Street New York, NY 10022 1940	Co-Chair of the Board of Directors and Director	Since 2007	Professor Emeritus of Finance, School of Business, State University of New York at Albany since 2000.	34 Funds 81 Portfolios	None
Rodney D. Johnson 40 East 52nd Street New York, NY 10022 1941	Co-Chair of the Board of Directors and Director	Since 2007	President, Fairmount Capital Advisors, Inc. since 1987; Director, Fox Chase Cancer Center since 2002; Member of the Archdiocesan Investment Committee of the Archdiocese of Philadelphia since 2003; Director, The Committee of Seventy (civic) since 2006.	34 Funds 81 Portfolios	None
David O. Beim 40 East 52nd Street New York, NY 10022 1940	Director	Since 2007	Professor of Finance and Economics at the Columbia University Graduate School of Business since 1991; Trustee, Phillips Exeter Academy since 2002; Formerly Chairman, Wave Hill Inc. (public garden and cultural center) from 1990 to 2006.	34 Funds 81 Portfolios	None
Dr. Matina Horner 40 East 52nd Street New York, NY 10022 1939	Director	Since 2007	Formerly Executive Vice President of Teachers Insurance and Annuity Association and College Retirement Equities Fund from 1989 to 2003.	34 Funds 81 Portfolios	NSTAR (electric and gas utility)
Herbert I. London 40 East 52nd Street New York, NY 10022 1939	Director and Member of the Audit Committee	Since 2007	Professor Emeritus, New York University since 2005; John M. Olin Professor of Humanities, New York University from 1993 to 2005 and Professor thereof from 1980 to 2005; President, Hudson Institute (policy research organization) since 1997 and Trustee thereof since 1980; Chairman of the Board of Trustees for Grantham University since 2006; Director, InnoCentive, Inc. (strategic solutions company) since 2005; Director, Cerego, LLC (software development and design) since 2005.	34 Funds 81 Portfolios	AIMS Worldwide, Inc. (marketing)
Cynthia A. Montgomery 40 East 52nd Street New York, NY 10022 1952	Director	Since 2007	Professor, Harvard Business School since 1989; Director, Harvard Business School Publishing since 2005; Director, McLean Hospital since 2005.	34 Funds 81 Portfolios	Newell Rubbermaid, Inc. (manufacturing)
Joseph P. Platt, Jr. 40 East 52nd Street New York, NY 10022 1947	Director	Since 2007	Director, The West Penn Allegheny Health System (a not-for-profit health system) since 2008; Director, Jones and Brown (Canadian insurance broker) since 1998; General Partner, Thorn Partners, LP (private investment) since 1998; Formerly Partner, Amarna Corporation, LLC (private investment company) from 2002 to 2008.	34 Funds 81 Portfolios	Greenlight Capital Re, Ltd (reinsurance company)
Robert C. Robb, Jr. 40 East 52nd Street New York, NY 10022 1945	Director	Since 2007	Partner, Lewis, Eckert, Robb and Company (management and financial consulting firm) since 1981.	34 Funds 81 Portfolios	None
Toby Rosenblatt 40 East 52nd Street New York, NY 10022 1938	Director	Since 2007	President, Founders Investments Ltd. (private investments) since 1999; Director of Forward Management, LLC since 2007; Director, The James Irvine Foundation (philanthropic foundation) since 1997; Formerly Trustee, State Street Research Mutual Funds from 1990 to 2005; Formerly Trustee, Metropolitan Series Funds, Inc. from 2001 to 2005.	34 Funds 81 Portfolios	A.P. Pharma, Inc. (specialty pharmaceuticals)

Officers and Directors (continued)

Master Small Cap Index Series

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served as a Director[2]	Principal Occupation(s) During Past Five Years	Number of BlackRock-Advised Funds and Portfolios Overseen	Public Directorships
Non-Interested Directors[1] (concluded)					
Kenneth L. Urish 40 East 52nd Street New York, NY 10022 1951	Director and Chair of the Audit Committee	Since 2007	Managing Partner, Urish Popeck & Co., LLC (certified public accountants and consultants) since 1976; Member of External Advisory Board, The Pennsylvania State University Accounting Department since 2001; Trustee, The Holy Family Foundation since 2001; Committee Member/Professional Ethics Committee of the Pennsylvania Institute of Certified Public Accountants since 2007; Formerly President and Trustee, Pittsburgh Catholic Publishing Associates from 2003 to 2008; Formerly Director, Inter-Tel from 2006 to 2007.	34 Funds 81 Portfolios	None
Frederick W. Winter 40 East 52nd Street New York, NY 10022 1945	Director and Member of the Audit Committee	Since 2007	Professor and Dean Emeritus of the Joseph M. Katz School of Business, University of Pittsburgh since 2005 and Dean thereof from 1997 to 2005. Director, Alkon Corporation (pneumatics) since 1992; Formerly Director, Indotronix International (IT services) from 2004 to 2008; Director, Tippman Sports (recreation) since 2005.	34 Funds 81 Portfolios	None

[1] Directors serve until their resignation, removal or death, or until December 31 of the year in which they turn 72.

[2] Following the combination of Merrill Lynch Investment Managers, L.P. ("MLIM") and BlackRock, Inc. ("BlackRock") in September 2006, the various legacy MLIM and legacy BlackRock Fund boards were realigned and consolidated into three new Fund boards in 2007. As a result, although the chart shows directors as joining the Master LLC's board in 2007, each director first became a member of the board of directors of other legacy MLIM or legacy BlackRock Funds as follows: David O. Beim since 1998; Ronald W. Forbes since 1977; Matina Horner since 2004; Rodney D. Johnson since 1995; Herbert I. London since 1987; Cynthia A. Montgomery since 1994; Joseph P. Platt since 1999; Robert C. Robb, Jr. since 1999; Toby Rosenblatt since 2005; Kenneth L. Urish since 1999; and Frederick W. Winter since 1999.

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served as a Director	Principal Occupation(s) During Past Five Years	Number of BlackRock-Advised Funds and Portfolios Overseen	Public Directorships
Interested Directors[3]					
Richard S. Davis 40 East 52nd Street New York, NY 10022 1945	Director	Since 2007	Managing Director, BlackRock, Inc. since 2005; Formerly Chief Executive Officer, State Street Research & Management Company from 2000 to 2005; Formerly Chairman of the Board of Trustees, State Street Research Mutual Funds from 2000 to 2005; Formerly Chairman, SSR Realty from 2000 to 2004	174 Funds 286 Portfolios	None
Henry Gabbay 40 East 52nd Street New York, NY 10022 1947	Director	Since 2007	Formerly Consultant, BlackRock, Inc. from 2007 to 2008; Formerly Managing Director, BlackRock, Inc. from 1989 to 2007; Formerly Chief Administrative Officer, BlackRock Advisors, LLC from 1998 to 2007; Formerly President of BlackRock Funds and BlackRock Bond Allocation Target Shares from 2005 to 2007 and Treasurer of certain closed-end funds in the BlackRock fund complex from 1989 to 2006.	174 Funds 286 Portfolios	None

[3] Mr. Davis is an "interested person" as defined in the Investment Company Act of 1940, of the Master LLC based on his position with BlackRock, Inc. and its affiliates. Mr. Gabbay is an "interested person" of the Master LLC based on his former positions with BlackRock, Inc. and its affiliates, as well as his ownership of BlackRock, Inc. and PNC securities. Directors serve until their resignation, removal or death, or until December 31 of the year in which they turn 72.

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served	Principal Occupation(s) During Past Five Years
Master LLC Officers[1]			
Donald C. Burke 40 East 52nd Street New York, NY 10022 1960	Master LLC President and Chief Executive Officer	Since 2007	Managing Director of BlackRock, Inc. since 2006; Formerly Managing Director of Merrill Lynch Investment Managers, L.P. ("MLIM") and Fund Asset Management, L.P. ("FAM") in 2006, First Vice President thereof from 1997 to 2005, Treasurer thereof from 1999 to 2006 and Vice President thereof from 1990 to 1997.
Anne F. Ackerley 40 East 52nd Street New York, NY 10022 1962	Vice President	Since 2007	Managing Director of BlackRock, Inc. since 2000; Chief Operating Officer of BlackRock's US Retail Group since 2006; Formerly Head of BlackRock's Mutual Fund Group from 2000 to 2006.
Neal J. Andrews 40 East 52nd Street New York, NY 10022 1966	Chief Financial Officer	Since 2007	Managing Director of BlackRock, Inc. since 2006; Formerly Senior Vice President and Line of Business Head of Fund Accounting and Administration at PNC Global Investment Servicing (US) Inc. (formerly PFPC Inc.) from 1992 to 2006.
Jay M. Fife 40 East 52nd Street New York, NY 10022 1970	Treasurer	Since 2007	Managing Director of BlackRock, Inc. since 2007 and Director in 2006; Formerly Assistant Treasurer of the MLIM/FAM-advised Funds from 2005 to 2006; Director of MLIM Fund Services Group from 2001 to 2006.
Brian P. Kindelan 40 East 52nd Street New York, NY 10022 1959	Chief Compliance Officer	Since 2007	Chief Compliance Officer of the BlackRock-advised Funds since 2007; Managing Director and Senior Counsel of BlackRock, Inc. since 2005; Formerly Director and Senior Counsel of BlackRock Advisors, Inc. from 2001 to 2004.
Howard B. Surloff 40 East 52nd Street New York, NY 10022 1965	Secretary	Since 2007	Managing Director of BlackRock, Inc. and General Counsel of US Funds at BlackRock, Inc. since 2006; Formerly General Counsel (US) of Goldman Sachs Asset Management, L.P. from 1993 to 2006.

[1] Officers of the Master LLC serve at the pleasure of the Board of Directors.

Further information about the Master LLC's Officers and Directors is available in the Master LLC's Statement of Additional Information, which can be obtained without charge by calling (800) 441-7762.

Custodian
State Street Bank and Trust Company
North Quincy, MA 02171

Accounting Agent
State Street Bank and Trust Company
Princeton, NJ 08540

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Princeton, NJ 08540

Legal Counsel
Sidley Austin LLP
New York, NY 10019